September 2007



Remy International, Inc.

Confidential Information Memorandum

$330,000,000 Senior Secured Credit Facilities

Consisting of:
$125,000,000 Asset Based Revolving Credit Facility
$150,000,000 Term Loan B Facility
$55,000,000 Second Lien Term Loan Facility

For Public Investors

See Special Notice on Page i

BARCLAYS CAPITAL
WACHOVIA

Special Notice regarding Publicly Available Information

THE COMPANY HAS REPRESENTED THAT THE INFORMATION CONTAINED IN THIS CONFIDENTIAL INFORMATION MEMORANDUM IS EITHER PUBLICLY AVAILABLE OR DOES NOT CONSTITUTE MATERIAL NON-PUBLIC INFORMATION WITH RESPECT TO THE PUBLICLY HELD INDIRECT OWNERS OF THE COMPANY OR THEIR RESPECTIVE SECURITIES. THE RECIPIENT OF THIS CONFIDENTIAL INFORMATION MEMORANDUM HAS STATED THAT IT DOES NOT WISH TO RECEIVE MATERIAL NON-PUBLIC INFORMATION WITH RESPECT TO SUCH OWNERS OF THE COMPANY OR THEIR SECURITIES AND ACKNOWLEDGES THAT OTHER LENDERS HAVE RECEIVED A CONFIDENTIAL INFORMATION MEMORANDUM THAT CONTAINS ADDITIONAL INFORMATION REGARDING THE COMPANY OR SUCH OWNERS THAT MAY BE MATERIAL WITH RESPECT TO SUCH OWNERS OF THE COMPANY OR THEIR SECURITIES THAT MAY BE MATERIAL. NEITHER THE COMPANY NOR THE ARRANGER TAKES ANY RESPONSIBILITY FOR THE RECIPIENT'S DECISION TO LIMIT THE SCOPE OF THE INFORMATION IT HAS OBTAINED IN CONNECTION WITH ITS EVALUATION OF THE COMPANY AND THE FACILITY.

Notice to and Undertaking by Recipients

This Confidential Information Memorandum (the "Confidential Information Memorandum") has been prepared solely for informational purposes from information supplied by or on behalf of Remy International, Inc. (the "Company"), and is being furnished by Barclays Capital, the investment banking division of Barclays Bank PLC (the "Arranger") to you in your capacity as a prospective lender (the "Recipient") in considering the proposed Credit Facilities described in the Confidential Information Memorandum (the "Credit Facilities").

ACCEPTANCE OF THIS CONFIDENTIAL INFORMATION MEMORANDUM CONSTITUTES AN AGREEMENT TO BE BOUND BY THE TERMS OF THIS NOTICE AND UNDERTAKING AND THE SPECIAL NOTICE SET FORTH ON THE COVER PAGE HEREOF (THE "SPECIAL NOTICE"). IF THE RECIPIENT IS NOT WILLING TO ACCEPT THE CONFIDENTIAL INFORMATION MEMORANDUM AND OTHER EVALUATION MATERIAL (AS DEFINED HEREIN) ON THE TERMS SET FORTH IN THIS NOTICE AND UNDERTAKING AND THE SPECIAL NOTICE, IT MUST RETURN THE CONFIDENTIAL INFORMATION MEMORANDUM AND ANY OTHER EVALUATION MATERIAL TO THE ARRANGER IMMEDIATELY WITHOUT MAKING ANY COPIES THEREOF, EXTRACTS THEREFROM OR USE THEREOF.

I. Confidentiality

As used herein: (a) "Evaluation Material" refers to the Confidential Information Memorandum and any other information regarding the Company, and the Company's members and their respective subsidiaries, affiliates and associated joint ventures or the Credit Facilities furnished or communicated to the Recipient by or on behalf of the Company in connection with the Credit Facilities (whether prepared or communicated by the Arranger or the Company, their respective advisors or otherwise) and (b) "Internal Evaluation Material" refers to all memoranda, notes, and other documents and analyses developed by the Recipient using any of the information specified under the definition of Evaluation Material.

The Recipient acknowledges that the Company considers the Evaluation Material to include confidential, sensitive and proprietary information and agrees that it shall use reasonable precautions in accordance with its established procedures to keep the Evaluation Material confidential; provided however that (i) it may make any disclosure of such information to which the Company gives its prior written consent and (ii) any of such information may be disclosed to it, its affiliates and their respective partners, directors, officers, employees, agents, advisors and other representatives (collectively, "Representatives") (it being understood that such Representatives shall be informed by it of the confidential nature of such information and shall be directed by the Recipient to treat such information in accordance with the terms of the Notice and Undertaking and the Special Notice). The Recipient agrees to be responsible for any breach of the Notice and Undertaking or the Special Notice that results from the actions or omissions of its Representatives.

The Recipient shall be permitted to disclose the Evaluation Material in the event that it is required by law or regulation or requested by any governmental agency or other regulatory authority (including any self-regulatory organization) or in connection with any legal proceedings. The Recipient agrees that it will notify the Arranger as soon as practical in the event of any such disclosure (other than at the request of a regulatory authority), unless such notification shall be prohibited by applicable law or legal process.

The Recipient shall have no obligation hereunder with respect to any Evaluation Material to the extent that such information (i) is or becomes publicly available other than as a result of a disclosure by the Recipient in violation of this agreement, or (ii) was within the Recipient's possession prior to its being furnished pursuant hereto on a confidential basis or becomes available to the Recipient on a non-confidential basis in both cases from a source other than the Company or its agents, provided that the source of such information was not known by the Recipient to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information.

In the event that the Recipient of the Evaluation Material decides not to participate in the transaction described herein, upon request of the Arranger, such Recipient shall as soon as practicable return all

Evaluation Material (other than Internal Evaluation Material which shall be destroyed by Recipient) to the Arranger or represent in writing to the Arranger that the Recipient has destroyed all copies of the Evaluation Material (including Internal Evaluation Material) unless prohibited from doing so by the Recipient's internal policies and procedures.

II. Information

The Recipient acknowledges and agrees that (i) the Arranger received the Evaluation Material from third party sources (including the Company) and it is provided to the Recipient for informational purposes, (ii) the Arranger and its affiliates bear no responsibility (and shall not be liable) for the accuracy or completeness (or lack thereof) of the Evaluation Material or any information contained therein, (iii) no representation regarding the Evaluation Material is made by the Arranger or any of its affiliates, (iv) neither the Arranger nor any of its affiliates has made any independent verification as to the accuracy or completeness of the Evaluation Material, and (v) the Arranger and its affiliates shall have no obligation to update or supplement any Evaluation Material or otherwise provide additional information.

The Evaluation Material has been prepared to assist interested parties in making their own evaluation of the Company and the Credit Facilities and does not purport to be all-inclusive or to contain all of the information that a prospective participant may consider material or desirable in making its decision to become a lender. Each Recipient of the information and data contained herein should take such steps as it deems necessary to assure that it has the information it considers material or desirable in making its decision to become a lender and should perform its own independent investigation and analysis of the Credit Facilities or the transactions contemplated thereby and the creditworthiness of the Company. The Recipient represents that it is sophisticated and experienced in extending credit to entities similar to the Company. The information and data contained herein are not a substitute for the Recipient's independent evaluation and analysis and should not be considered as a recommendation by the Arranger or any of its affiliates that any Recipient enter into the Credit Facilities.

The Evaluation Material may include certain forward looking statements and projections provided by the Company. Any such statements and projections reflect various estimates and assumptions by the Company concerning anticipated results. No representations or warranties are made by the Company or any of its affiliates as to the accuracy of any such statements or projections. Whether or not any such forward looking statements or projections are in fact achieved will depend upon future events some of which are not within the control of the Company. Accordingly, actual results may vary from the projected results and such variations may be material. Statements contained herein describing documents and agreements are summaries only and such summaries are qualified in their entirety by reference to such documents and agreements.

III. General

It is understood that unless and until a definitive agreement regarding the Credit Facilities between the parties thereto has been executed, the Recipient will be under no legal obligation of any kind whatsoever with respect to the Credit Facilities by virtue of this Notice and Undertaking except for the matters specifically agreed to herein and in the Special Notice.

The Recipient agrees that money damages would not be a sufficient remedy for breach of this Notice and Undertaking or of the Special Notice, and that in addition to all other remedies available at law or in equity, the Company and the Arranger shall be entitled to equitable relief, including injunction and specific performance, without proof of actual damages and without posting of a bond.

This Notice and Undertaking and the Special Notice together embody the entire understanding and agreement between the Recipient and the Arranger with respect to the Evaluation Material and the Internal Evaluation Material and supersedes all prior understandings and agreements relating thereto. The terms and conditions of this Notice and Undertaking and the Special Notice shall apply until such time, if any, that the Recipient becomes a party to the definitive agreements regarding the Credit Facilities, and thereafter the provisions of

such definitive agreements relating to confidentiality shall govern. If you do not enter into the Credit Facilities, the application of this Notice and Undertaking and the Special Notice shall terminate with respect to all Evaluation Material on the date falling one year after the date of the Confidential Information Memorandum.

This Notice and Undertaking and the Special Notice shall be governed by and construed in accordance with the law of the State of New York, without regard to principles of conflicts of law (except Section 5-1401 of the New York General Obligation Law to the extent that it mandates that the law of the State of New York govern).

Company Authorization Letter

Remy International, Inc.
2902 Enterprise Drive • Anderson, Indiana 46013 USA
765-778-5565
Fax 765-778-6555

September 12, 2007

Barclays Bank PLC
200 Park Avenue
New York, NY 10166

Ladies and Gentlemen:

We refer to the proposed $225,000,000 Debtor-in-Possession Credit Facility (the "**DIP Facility**") and $330,000,000 Exit Credit Facility (the "**Exit Facility**") for REMY INTERNATIONAL, INC. (the "**Company**") that you are arranging at our request, and the Confidential Information Memorandum (Unrestricted) forwarded herewith (the "Confidential Information Memorandum"). We have reviewed or participated in preparing the Confidential Information Memorandum and the information contained therein.

The Company has reviewed the information contained in the Confidential Information Memorandum and represents and warrants to you that the information contained in the Confidential Information Memorandum does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading. Any management projections or forward-looking statements included in the Confidential Information Memorandum are based on assumptions and estimates developed by management of the Company in good faith and management believes such assumption and estimates to be reasonable as of the date of the Confidential Information Memorandum. Whether or not such projections or forward looking statements are in fact achieved will depend upon future events some of which are not within the control of the Company. Accordingly, actual results may vary from the projections and such variations may be material. The projections included in the Confidential Information Memorandum should not be regarded as a representation by the Company or its management that the projected results will be achieved.

The Company represents and warrants to you that the information contained in the Confidential Information Memorandum is either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Company or its securities for purposes of United States federal and state securities laws.

We request that you distribute the Confidential Information Memorandum to such financial institutions as you may deem appropriate to include in the Facility. We agree that we will rely on, and that you are authorized to rely on, the undertakings, acknowledgments and agreements contained in the Notice to and Undertaking by Recipients accompanying the Confidential Information Memorandum or otherwise acknowledged by recipients in connection with the Confidential Information Memorandum.

Yours sincerely,

Kerry A. Shiba
Senior Vice President and CFO
Remy International, Inc.

Table of Contents

I. Executive Summary

Introduction

Remy International, Inc. ("Remy" or the "Company") is a leading global designer, manufacturer, remanufacturer and distributor of aftermarket and original equipment components for automobiles, light trucks, heavy-duty trucks and other vehicles. The Company sells its products principally in North America, Europe, Latin America and Asia-Pacific primarily under the "Delco Remy", "Remy" and "World Wide Automotive" brand names. The Company's principal products include starters and alternators.

Product Category	Market Position
Light Duty OEM - Starters	■ #1 North America
Light Duty OEM – Alternators	■ #3 North America
Heavy Duty OEM – Starters	■ #1 North America
Heavy Duty OEM – Alternators	■ #1 North America
Heavy Duty Aftermarket – Starters and Alternators	■ #1 North America
Aftermarket For Rotating Electric (Do-It-Yourself Segment)	■ #1 North America

For the twelve month period ended June 30, 2007, Remy generated revenues of $1.2 billion and adjusted pro forma EBITDA of $78.1 million.

Sales


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$972
$1,115
$1,226
$1,223
2004
2005
2006
LTM 6/30/2007

Adjusted EBITDA


$120
$100
$80
$60
$40
$20
$0
$96
$45
$44
$78
2004
2005
2006
PF LTM 6/30/2007

Situation overview

As indicated in the above chart, Remy's financial performance has deteriorated over the past two years primarily due to (1) inadequately priced contracts on certain products sold to General Motors ("GM") and (2) increased commodity and purchased parts costs. These factors, combined with an aggressive growth strategy (acquisitions for $300+ million during 2000 – 2005) have contributed to an over-leveraged balance sheet (pro forma adjusted leverage as of June 30, 2007 is 10.0x), strained liquidity and an inability to refinance the Company's 8⅝% Senior Notes (the "Senior Notes") due December 15, 2007.

Remy has taken the following steps to address this situation and improve its financial position: (1) hired a new senior management team, (2) engaged Rothschild Inc. to help effectuate a balance sheet restructuring, (3) renegotiated a new supply agreement with GM, (4) developed and currently implementing a comprehensive plan to reduce raw material and purchased component costs and (5) engaged AlixPartners to support in negotiations with GM and to provide support in the business planning, accounting and treasury functions.

As part of its balance sheet restructuring, on June 15, 2007, Remy announced that it had reached an agreement with the holders of its Senior Notes, 9⅜% Senior

Subordinated Notes due 2012 (the "9⅜% Senior Subordinated Notes") and 11% Senior Subordinated Notes due 2009 (the "11% Senior Subordinated Notes" and, together with the 9⅜% Senior Subordinated Notes, the "Senior Subordinated Notes") to enter into a Plan Support Agreement pursuant to which the noteholders will consummate a restructuring through a pre-packaged plan of reorganization. The Company began soliciting votes on the pre-packaged plan of reorganization on August 31, 2007. Following the solicitation period, the Company will commence a pre-packaged Chapter 11 proceeding in order to implement the plan. Only Remy and its domestic subsidiaries will file for bankruptcy. The Company expects to emerge from bankruptcy within 45 to 60 days from filing.

Significant elements of the pre-packaged plan include:

- $85 million of new preferred equity issued through a rights offering backstopped by certain unsecured noteholders.
- Repayment in full of the $125 million senior secured floating rate notes ("Floating Rate Notes").
- Exchange of the Company's Senior Notes for $100 million of third lien PIK notes ("Third Lien Notes") and $45 million of cash, plus a $10 million consent fee and accrued interest.
- Conversion of the 9⅜% Senior Subordinated Notes and 11% Senior Subordinated Notes into 100% of the common equity of the reorganized Company.
- Renegotiated long term supply agreement with GM through 2010.

The balance sheet restructuring, coupled with operational initiatives and the benefits of the GM agreement, are projected to improve Remy's competitive position and financial performance.

Restructuring Timeline


Minimum 20
Business Days
Solicitation Period
~45-60 days
6/15
7/30
8/31
10/1
10/5
12/1-12/14
Bondholders agree to restructure debt
GM renegotiation completed
Launch Consent Solicitation for pre-packaged bankruptcy
Solicitation ends
Commence Chapter 11
•Close and fund DIP
Emerge from bankruptcy
•Close and fund exit financing
•Issue new stock and third lien PIK notes

Transaction overview

Remy has engaged Barclays Capital ("Barclays") as Sole Lead Arranger and Sole Bookrunner, Wachovia Capital Finance Corporation ("Wachovia") as Syndication and Co-collateral Agent and General Electric Capital Corporation ("GECC") as Documentation Agent to provide a $330 million Senior Secured Credit Facility (the "Credit Facility"), of which only a $125 million ABL Revolver ("ABL Revolver") and a $100 million First Lien Term Loan ("First Lien Term Loan") will be available during bankruptcy. The ABL Revolver and First Lien Term Loan that will be available during bankruptcy will hereinafter be referred to as the "DIP Facility." Upon meeting certain exit conditions precedent (as more fully described below), including the Company's emergence from bankruptcy, the DIP Facility will automatically convert into an exit facility, and a $50 million delayed draw first lien term loan ("Delayed Draw First Lien Term Loan") and a $55 million second lien term loan ("Second Lien Term Loan") will be made available. The ABL Revolver, First Lien

Term Loan, Delayed Draw First Lien Term Loan and Second Lien Term Loan that will be available upon the satisfaction of certain exit conditions precedent will hereinafter be referred to as the "Exit Facility."

DIP Facility

The following outlines the key terms of the DIP Facility:

Summary Structure of DIP Facility

	Amount	Tenor	Undrawn cost	Amortization
ABL Revolver	$125.0	Earlier of 6 months or emergence	37.5 bps	None
First Lien Term Loan	$100.0	Earlier of 6 months or emergence	N/A	None
Total DIP Facility	**$225.0**			

Proceeds from the DIP Facility, along with approximately $50 million of restricted cash on hand, will be used (i) to refinance the Company's existing secured credit facility, (ii) to pay transaction fees and expenses associated with the Chapter 11 process and the Credit Facilities and (iii) for working capital and other general corporate purposes.

Conditions precedent to the closing of the DIP Facility include (a) a senior secured leverage ratio (excluding the Floating Rate Notes) not greater than 3.0x and (b) minimum liquidity (domestic cash and unused availability under the ABL Revolver) of $70 million.

Expected DIP Sources and Uses
($'s in millions)

Sources		Uses	
ABL Revolver [1]	$1.4	Existing Credit Facilities	$144.1
First Lien Term Loan	100.0	Fees and Expenses	7.3
Restricted Cash	50.0		
Total Sources	**$151.4**	**Total Uses**	**$151.4**

[1] *Total ABL Revolver commitment of $125 million.*

Expected DIP Pro Forma Capitalization
($'s in millions)

DIP Capitalization	Current Capitalization	Changes	Amount	Leverage[1]	% of Debt
Restricted Cash	50.0	(50.0)	0.0		
Prepetition Credit Facilities	144.1	(144.1)	0.0		
ABL Revolver	0.0	1.4	1.4	0.0x	0.2%
First Lien Term Loan	0.0	100.0	100.0	1.3x	13.5%
Rollover Debt [2]	56.3	-	56.3	0.7x	7.6%
Senior Secured Debt	**$200.4**		**$157.7**	**2.0x**	**21.2%**
Floating Rate Notes	125.0	-	125.0	1.6x	16.8%
Liabilities Subject to Compromise					
8 5/8% Senior Notes	145.0	-	145.0	1.9x	19.5%
9 3/8% Senior Subordinated Notes	150.0	-	150.0	1.9x	20.2%
11 % Senior Subordinated Notes	164.6	-	164.6	2.1x	22.2%
Total Debt	**$785.0**		**$742.3**	**9.5x**	**100.0%**

(1) Based on LTM 6/30/07 PF Adjusted EBITDA of $78.1 million
(2) Comprised of capital leases of $11.0 million and foreign debt $45.3 million (includes non-recourse factoring lines)

Exit Facility

Conditions precedent to the conversion of the DIP Facility to the Exit Facility and the availability of the Delayed Draw First Lien Term Loan and the Second Lien Term Loan include (a) maximum leverage through the Second Lien Term Loan must be equal to or less than 3.5x, (b) minimum liquidity (domestic cash and unused availability) under the ABL Revolver of $57.5 million and (c) confirmation of the plan of reorganization ("POR") and emergence from bankruptcy.

The following outlines the key terms of the Exit Facility:

Summary Structure of Exit Facility

	Amount	Tenor[1]	Undrawn cost	Amortization
ABL Revolver	$125.0	5 years	37.5 bps	None
First Lien Term Loan	150.0	6 years	100.0 bps[2]	1%
Second Lien Term Loan	55.0	6.5 years	100.0 bps[2]	None
Total Exit Facility	**$330.0**			

(1) Tenor from date Remy emerges from bankruptcy
(2) Commitment fee to accrue from the DIP Facility closing date to the Exit facility closing date on the $50 million Delayed Draw First Lien Term Loan and the Second Lien Term Loan

Since the bankruptcy is pre-packaged, where all of the requisite creditors will have agreed to the POR in advance, the Company expects to emerge from bankruptcy within 45 to 60 days of filing. In connection with the POR, (i) the holders of the Company's Senior Notes have agreed to exchange their claims for $100 million of new third-lien PIK notes (the "Third Lien Notes")[a], (ii) pre-petition holders of the Company's Senior Subordinated Notes have agreed to equitize their claims in exchange for 100% of the common equity of the reorganized Company and (iii) certain holders of the Company's Senior Notes and Senior Subordinated Notes have agreed to backstop a preferred equity offering of up to $85 million (the "Preferred Equity"), thereby funding any shortfall between the $85 million and the actual gross proceeds raised.

Estimated Exit Sources and Uses

(a) Senior Note holders are also getting approximately $65 million in cash including a $10 million consent fee plus accrued interest

($'s in millions)

Sources		Uses	
ABL Revolver [1]	$15.9	Floating Rate Notes	125.0
Delayed Draw First Lien Term Loan	50.0	Senior Notes[2]	155.0
Second Lien Term Loan	55.0	Emergence Costs	25.9
Third Lien Notes (PIK)	100.0		
Preferred Stock	85.0		
Total Sources	**$305.9**	**Total Uses**	**$305.9**

(1) Total ABL Revolver commitment of $125 million.
(2) Includes $10 million consent fee

The proceeds from the increased draw on the ABL Revolver, the Delayed Draw First Lien Term Loan and the Second Lien Term Loan, along with the Preferred Equity and the Third Lien Notes, will be used (i) to repay the Floating Rate Notes and the Senior Notes, (ii) to pay bankruptcy related fees and expenses and (iii) for general corporate purposes.

Estimated Exit Pro Forma Capitalization
($'s in millions)

Exit Capitalization	DIP Capitalization	Changes	Amount	Leverage[1]	% of Capitalization
ABL Revolver ($125 million)	16.7	15.9	$32.6	0.4x	5.4%
First Lien Term Loan	100.0	50.0	150.0	1.8x	24.8%
Second Lien Term Loan	0.0	55.0	55.0	0.7x	9.1%
Rollover Debt [2]	56.3	(1.2)	55.1	0.7x	9.1%
Senior Secured Debt	$173.0	$119.7	$292.7	3.5x	48.5%
Floating Rate Notes	125.0	(125.0)	0.0	-	-
Third Lien Notes (PIK)[3]	0.0	100.0	100.0	1.2x	16.6%
Liabilities Subject to Compromise					
8 5/8% Senior Notes	145.0	(145.0)	0.0	-	-
9 3/8% Senior Subordinated Notes	150.0	(150.0)	0.0	-	-
11 % Senior Subordinated Notes	164.6	(164.6)	0.0	-	-
Total Debt	$757.6	($364.9)	$392.7	4.7x	65.0%
Preferred Stock[4]	0.0	85.3	85.3	1.0x	14.1%
New Book Equity	0.0	125.9	125.9	1.5x	20.8%
Total Capitalization	$757.6	($153.7)	$603.9	7.2x	100.0%

Note: Assumes exit early December 2007
(1) Based on normalized LTM 10/31/07 PF Adjusted EBITDA of $84.3 million
(2) Comprised of capital leases of $11.0 million and foreign debt $44.1 million (includes non-recourse factoring lines); change from the DIP facility is primarily due to change in outstanding under foreign factoring lines
(3) PIK at L+1200 or cash pay at L+950; PIK at L+1200 unless: (1) ratio of free cash flow (cash flow from operations plus cash interest minus capex minus scheduled principal repayments) to total interest expense for last twelve months period is at least 1.5x or greater and (2) $40 million of excess availability on ABL Revolver after giving effect of the payment
(4) Balance is comprised of $85 million gross proceeds from issuance net of backstop fee plus stock issued to the Senior Notes holders for past petition interest

Key offering terms

$225 million DIP Credit Facilities

Borrower	Remy International, Inc. and certain domestic subsidiaries to be determined
Guarantors	Each of the Borrower's existing and subsequently acquired or organized domestic and material foreign subsidiaries
Sole-Lead Arranger	Barclays Capital
Administrative Agent	Barclays Bank PLC
Credit Facilities	**($s in millions)** / **Amount** / **Tenor** / **Pricing** ABL Revolver: / $125 / Earlier of 6 months or emergence / L + 200 (1) First Lien Term Loan: / $100 / Earlier of 6 months or emergence / L + [TBD]
Commitment Fee	■ ABL Revolver: 37.5 bps
Term Loan Amortization	■ None
Mandatory Prepayments	Customary for facilities of this type including (subject to baskets and carve-outs to be agreed): ■ (a) 100% of net proceeds from asset sales, insurance and extraordinary receipts ■ (b) 100% of proceeds from debt issuances ■ (c) 50% of proceeds from issuances of equity
Borrowing Base	■ Borrowing base shall equal the sum of (i) up to 85% of Borrower's eligible accounts receivable, (ii) the lesser of (A) up to 65% of Borrower's eligible inventory valued at the lower of cost (FIFO) or market, and (B) 85% of the net orderly liquidation value ("NOLV") for eligible inventory of the Borrower less, (iii) reserves
Security	■ ABL Revolver: First priority lien on all working capital assets including A/R and Inventory (the "Revolver Collateral") and a second lien on the Term Loan Collateral ■ First Lien Term Loan: First priority lien on all North American non-working capital assets including stock pledge domestic and foreign subsidiaries (foreign stock pledge limited to 65%) ("the Term Loan Collateral") and a second lien on the Revolver Collateral
Financial Covenants	■ Maximum Leverage ■ Maximum Capex ■ Minimum EBITDA
Other Covenants	■ Customary for transaction of this kind
Conditions Precedent	■ Senior secured leverage ratio (excluding the Floating Rate Notes) to not exceed 3.0x ■ Minimum liquidity (domestic cash and unused availability DIP ABL Revolver) of $70 million

(1) Subject to the following grid based on availability

Minimum Average Availability	*Price*
> $85 million	*L + 175*
≥ $40 million ≤ $85 million	*L + 200*
< $40 million	*L + 225*

$330 million Exit Credit Facilities

Borrower	Remy International, Inc. and certain domestic subsidiaries to be determined
Guarantors	Each of the Borrower's existing and subsequently acquired or organized domestic and material foreign subsidiaries
Sole-Lead Arranger	Barclays Capital
Administrative Agent	Barclays Bank PLC

Credit Facilities

($s in millions)	Amount	Tenor[1]	Pricing
ABL Revolver:	$125	5 years	L + 200 [2]
First Lien Term Loan:	$150	6 years	L + [TBD]
Second Lien Term Loan:	$55	6.5 years	L + [TBD]

Commitment Fee

- ABL Revolver: 37.5 bps
- Delayed Draw First Lien Term Loan: 100.0 bps
- Second Lien Term Loan: 100.0 bps

Call Premium

- First Lien Term Loan: None
- Second Lien Term Loan: 102 (Yr 1), 101 (Yr 2), par thereafter

Term Loan Amortization

- First Lien Term Loan: 1% per annum (quarterly) with the balance due in year six (quarterly)
- Second Lien Term Loan: None

Mandatory Prepayments

Customary for facilities of this type including (subject to baskets and carve-outs to be agreed):

- (a) 100% of net proceeds from asset sales, extraordinary and insurance receipts
- (b) 100% of proceeds from debt issuances
- (c) 50% of proceeds from issuances of equity

Borrowing Base

- Borrowing base shall equal the sum of (i) up to 85% of Borrower's eligible accounts receivable, (ii) the lesser of (A) up to 65% of Borrower's eligible inventory valued at the lower of cost (FIFO) or market, and (B) 85% of the net orderly liquidation value ("NOLV") for eligible inventory of the Borrower less, (iii) reserves

Security

- ABL Revolver: First priority lien on all working capital assets including A/R and Inventory (the "Revolver Collateral") and a third lien on the Term Loan Collateral
- First Lien Term Loan: First priority lien on all North American non-working capital assets including stock pledge domestic and foreign subsidiaries (foreign stock pledge limited to 65%) ("the Term Loan Collateral") and a second lien on the Revolver Collateral
- Second Lien Term Loan: Second priority lien on the Term Loan Collateral and a third lien on the Revolver Collateral

Financial Covenants

- Minimum interest coverage
- Maximum leverage
- Minimum EBITDA
- Maximum capex

Other Covenants

- Customary for transaction of this kind

Conditions Precedent

- Senior secured leverage ratio through 2nd lien not to exceed 3.5x
- Minimum domestic cash and unused availability under ABL Facility of $57.5 million
- Confirmation of POR

(1) From date of emergence

(2) Subject to the following grid based on availability

Minimum Average Availability	*Price*
> $85 million	*L + 175*
≥ $40 million ≤ $85 million	*L + 200*
< $40 million	*L + 225*

Company overview

Remy, headquartered in Anderson, Indiana, is a leading manufacturer, remanufacturer and distributor of starters, alternators and hybrid power technology. The Company provides original and aftermarket equipment for automobiles, light trucks, medium and heavy-duty trucks and other heavy duty, off-road and industrial applications. The Company sells its products principally in North America, Europe, Latin America and Asia Pacific under the "Delco Remy", "Remy" and "World Wide Automotive" brand names. Remy currently has 35 manufacturing facilities in 12 countries including the US, Mexico, Hungary, South Korea and China. For the year ended December 31, 2006, the Company generated revenues and adjusted EBITDA of $1.26 billion and $43.8 million, respectively. For the LTM period ending June 30, 2007, the Company generated revenues and PF adjusted EBITDA of $1.2 billion and $78.1 million, respectively.

2006 Revenues by Product Categories ($1.26 billion)


Other(1)
7%
OE
49%
Aftermarket
44%

(1) *Includes M&M Knopf and locomotive divisions*

The Company's principal customers include automotive and heavy duty original equipment manufacturers ("OEM"), OEM dealer networks, leading automotive parts retail chains and warehouse distributors. The top 4 customers represent approximately 48% of FY06 revenues, the largest of which is GM as shown below:

2006 Revenues by Customer


Other Customers
42%
General Motors
25%
AutoZone/
Advance Auto Parts
15%
Customer 4
8%
Customer 5
5%
Customer 6
5%

Summary Historical Financial Information

(US$ millions)	Audited				Unaudited	
				LTM	Pro forma	PF LTM
FYE 12/31	2004	2005	2006	6/30/2007	Adjustments	6/30/2007
Net Sales	$972.4	$1,115.3	$1,255.5	$1,223.0		$1,223.0
Growth %	*7.0%*	*14.7%*	*12.6%*	*(2.6%)*		*(2.6%)*
EBITDA	**$95.9**	**$22.3**	**$16.2**	**$9.3**		**$9.3**
Margin %	9.9%	2.0%	1.3%	0.8%		0.8%
Adjustments[1]	0.0	22.6	27.6	27.1	41.7	68.8
Adjusted EBITDA	**$95.9**	**$44.9**	**$43.8**	**$36.4**	**$41.7**	**$78.1**
Margin %	*9.9%*	*4.0%*	*3.5%*	*3.0%*		*6.4%*
Capital Expenditures	**$23.8**	**$37.9**	**$18.0**	**$16.3**		**$16.3**

Note: 2004 through 2006 results exclude diesel business. The diesel business was sold to Caterpillar in February 2007

(1) Adjustments

2005 - $7.0 million Mexican start-up, $6.0 million customs duty and $4.8 million in asset write down and $4.8 million other

2006 - $16.3 million warranty accrual, $7.0 million write down of assets, $4.3 million severance and divestitures

PF Adjustments 2007 - consists of EBITDA improvements from renegotiated GM contract and annualized material cost savings partially offset by non-recurring update orders

Summary Projected Financial Information

($'s in millions)

FY December 31,	PF LTM 6/30/07 (DIP Closing)	PF LTM 10/31/07 (Exit Closing)	PF 2007E	2008E	2009E	2010E	2011E
Selected Income Statement Data							
Net Sales	$1,223.0	$1,219.2	$1,216.8	$1,289.7	$1,295.4	$1,298.1	$1,305.8
% growth			(3.3%)	6.1%	0.4%	0.2%	0.6%
Gross Profit	108.6	122.9	151.0	210.9	235.7	242.1	244.1
% margin	8.9%	10.1%	12.4%	16.4%	18.2%	18.7%	18.7%
Adjusted EBITDA	78.1	84.3	103.2	102.2	121.8	126.8	134.5
% margin	6.4%	6.9%	8.5%	7.9%	9.4%	9.8%	10.3%
Interest Expense	82.8	82.8	68.4	48.0	45.0	44.0	41.9
Income Tax Expense (Benefit)	1.5	1.5	5.5	9.9	17.3	19.0	27.4
Net Income (Loss) to Common	43.5	43.5	121.4	(19.9)	0.3	(5.2)	(11.6)
Selected Balance Sheet Data							
Cash and Cash Equivalents	20.4	15.0	15.0	15.0	26.2	35.0	35.0
Accounts Receivable	197.0	174.7	165.4	173.5	177.5	178.3	178.5
Inventory	214.8	189.2	181.8	164.0	164.6	163.4	162.1
PP&E - Net	144.3	139.2	136.7	129.7	128.6	129.1	128.8
Accounts Payable	163.7	152.7	149.9	160.3	163.0	163.9	165.9
Capital Expenditures	16.3	20.5	18.2	20.8	23.4	25.0	23.9
Capitalization							
Cash[1]	20.4	15.0	15.0	15.0	26.2	35.0	35.0
Revolver[2]	1.4	32.6	43.5	6.7	0.0	0.0	0.0
First Lien Term Loan	100.0	150.0	150.0	148.6	147.2	128.0	102.8
Rollover Debt[3]	56.3	55.1	54.0	42.0	37.2	35.8	29.9
Second Lien Term Loan	0.0	55.0	55.0	55.0	55.0	55.0	55.0
Third Lien Notes PIK[4]	0.0	100.0	103.2	121.5	121.5	121.5	121.5
Floating Rate Notes	125.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities Subject to Compromise	459.6	0.0	0.0	0.0	0.0	0.0	0.0
Total Debt[5]	742.3	392.7	405.7	373.8	380.9	340.3	309.2
Credit Ratios							
First Lien Debt [6] / Adj. EBITDA	*2.0x*	*2.8x*	*2.4x*	*1.9x*	*1.5x*	*1.3x*	*1.0x*
Debt Through Second Lien [6] / Adj. EBITDA	*2.0x*	*3.5x*	*2.9x*	*2.5x*	*2.0x*	*1.7x*	*1.4x*
Total Debt [6] / Adj. EBITDA	*9.5x*	*4.7x*	*3.9x*	*3.7x*	*3.0x*	*2.7x*	*2.3x*
Adj. EBITDA/ Interest Expense	*0.9x*	*1.0x*	*1.5x*	*2.1x*	*2.7x*	*2.9x*	*3.2x*

(1) *Includes $15 million in foreign cash on hand at all times*

(2) *Excludes outstanding letters of credit*

(3) *Comprised of capital leases and foreign debt (includes non-recourse factoring lines)*

(4) *PIK at L+1200 or cash pay at L+950; PIK at L+1200 unless (1) ratio of free cash flow (cash flow from operations plus cash interest minus capex minus schedule principal repayments) to total interest expense for last twelve months period is at least 1.5x and (2) $40 million of minimum availability on ABL Revolver after effect of payment*

(5) *PF LTM 6/30/07 includes the Floating Rate Notes, Senior Notes and Senior Subordinated Notes*

(6) *Includes other debt*

Key investment highlights

Remy is an attractive investment opportunity

Strengthened Management Team	■ Experienced senior management team ■ Currently executing on turnaround; $5 million ahead of EBITDA plan (from continuing operations) through June 2007
Leading Market Position	■ Largest producer in the world of remanufactured starters and alternators for the aftermarket ■ #1 in North America for light duty OEM starters and for heavy duty OEM starters ■ #1 in North America for starters and alternators to the heavy duty aftermarket and aftermarket for rotating electric in the do-it-yourself channel
Implementation of Restructuring Initiatives	■ GM Agreement: Renegotiated long term supply agreement with GM through 2010 which provides for, among other things, (i) price increases on certain products, (ii) extension of certain purchase orders, (iii) GM shall purchase 100% of its requirements for the component parts in accordance with purchase orders and (iv) the ability to bid on all new platforms ■ Master Savings Plan: Remy is executing on a robust plan aimed to reduce materials and purchased component costs through price renegotiation with current suppliers, re-sourcing products from suppliers in low cost countries and product redesigns ■ Facilities and Headcount Rationalization: Management has identified 9 facilities to be considered for consolidation over the next 18 months
Diversified Customer and Distribution Mix	■ Diversified revenues across OE (49% of 2006 revenues), aftermarket (44%), and other (7%) minimizes cyclical nature of business ■ No significant platform concentrations exist ■ Diverse customer base.
Conservative Capital Structure	■ Financial restructuring will bring Remy's leverage in line with other well capitalized automotive suppliers. (2.8x first lien leverage and 4.7x total leverage upon emergence) ■ A condition precedent to the Company's emergence from bankruptcy is that leverage through the second lien must be equal to or less than 3.5x
Liquidity / Free Cash Flow Generation	■ Minimum liquidity (availability on ABL Revolver and domestic cash) of $70 million and $57.5 million is required at the closing of the DIP Facilities and Exit Facilities, respectively ■ Significant projected free cash flow before debt repayments of approximately $134.8 million through 2011 resulting in leverage through the Second Lien Term Loan of 1.4x
Strong Collateral Coverage	■ Conservative loan-to-value through the DIP and Exit Facilities
New Product Innovation	■ Leader in hybrid product development ■ Developing new families of heavy duty starters and alternators as well as a new line of automotive alternators using next generation technology

II. Key Investment Highlights

Strengthened management team

In 2006, Remy replaced the majority of its senior management team. The current management team, headed by CEO John Weber and CFO Kerry Shiba, has implemented a comprehensive restructuring plan that includes a master savings plan and facilities consolidations to improve the Company's operations. John Weber joined the Company in January 2006 and has over 20 years of executive and managerial experience at world class manufacturers such as GE, Honeywell, Allied Signal and Baxter International. Kerry Shiba joined the Company in May 2006 and has experience with distressed companies and was a key contributor for the turn-around at Kaiser Aluminum.

Name	Position	Past Positions
John H Weber	President and CEO	President and CEO of Eagle Picher, President of Industrial Control and Friction Materials at Honeywell
Kerry A Shiba	SVP, Acting President OE and CFO	VP and CFO of Kaiser Aluminum
Jay Pittas	President of Electrical Aftermarket	President of Wolverine Gasket Business of Eagle Picher Industries
Philippe James	President and MD of Europe	VP and GM at Honeywell Automotive and Cables Pirelli S.A.
Dave Muir	SVP and Chief of Procurement	SVP and Chief Procurement Officer of RR Donnelley
Jerry Mills	SVP and Chief of Human Resources	VP of HR at NVR, SVP of HR at Eagle Picher Industries

Leading market position

Remy is the largest producer in the world of remanufactured starters and alternators for the aftermarket. The Company is also North America's largest supplier of (a) original equipment starters for automobiles and light trucks and (b) starters and alternators for heavy-duty vehicles.

Product Category	Market Share[1]
Light Duty OEM Starters	■ #1 in North America ■ #2 in South America ■ #3 in Asia Pacific
Light Duty OEM Alternators	■ #3 in North America
Heavy Duty OEM Starters	■ #1 in North America ■ #2 in South America
Heavy Duty OEM Alternators	■ #1 in North America
Heavy Duty Aftermarket (Starters and Alternators)	■ #1 in North America in new service ■ #1 in North America in remanufactured products
Light Duty Aftermarket (Starters and Alternators)	■ #1 in North America in the do-it-yourself (DIY) channel ■ #3 in North America in the do-it-for-me (DIFM) channel

[1] *2006 Company estimates*

Implementation of restructuring initiatives

The Company is in the process of implementing changes to the business to increase profitability and efficiency consisting of:

i. the implementation of a broad-based operational restructuring that includes (a) a revised, profitable agreement with GM, (b) a robust master savings plan and (c) facilities consolidation and headcount reductions; and

ii. a pre-packaged bankruptcy to de-lever the Company's balance sheet to better align its cash flows with its operating and debt service requirements.

GM Agreement

On July 30, 2007, the Company announced it had reached an agreement with GM to extend and enhance the Company's existing supply agreement. The enhancements are expected to deliver significant EBITDA improvements in 2007 and beyond.

A summary of the key points to the GM agreement is as follows:

- All of Remy's existing purchase orders with GM are subject to the new agreement
- GM shall purchase from Remy 100% of its requirements for the component parts in accordance with terms of the purchase orders
- Remy received pricing improvements on certain parts taking effect between May 2007 and January 2008. The majority of these price improvements will remain in place for the term of the underlying purchase orders.
- The expiration date of certain purchase orders will be extended.
- Remy will assist GM in re-sourcing production of certain unprofitable SKUs to other suppliers that were not granted adequate profitability metrics. Remy will continue to produce these SKUs for a certain period of time to accommodate GM during its re-sourcing process.
- Remy will have the opportunity to bid on all new programs that GM submits to its supply base for competitive bidding.
- These modifications are made via an Access Agreement and an Accommodation Agreement (the "GM Agreements"). The terms of the GM Agreements, which are executory in nature and will be deemed assumed on the effective date of the Company's prepackage bankruptcy case, address rights and remedies if a default under purchase orders from GM to Remy were to occur outside of a subsequent chapter 11 filing. Among other things, GM will be granted the right to operate Remy's Mexican manufacturing capacity, as it pertains to those lines producing GM parts, if there is a substantial likelihood that GM's production will be imminently interrupted due to supply issues caused by Remy (other than by force majeure).

For a more detailed discussion on projected annual cost savings resulting from the GM contract, please see the "Private Supplement."

Master savings plan

The Company spent over $800 million on material and component costs during 2006. As part of its restructuring, Dave Muir, Senior Vice President and Chief Procurement Officer, and the new management team have developed a robust process to identify and implement cost improvement projects to reduce these costs. To ensure accountability at all levels of the Company and that cost savings are hitting the bottom line, Dave Muir and his team have weekly meetings with senior management. The master savings plan process is depicted below:

Master savings process


Initial 07 Projects Identified
- Led by SCM
- Cross-functional Effort
- Goal is to gain visibility to all known opportunities
Screening / Functional Lead Approval
- Led by SCM
- Cross-functional Effort
- Goal is to prioritize opportunities based on projected savings, resource availability, and time to overall savings
Prioritization / Add's, Deletions, Changes
- Led by SCM
- Cross-functional Effort
- Weekly Review
- Goal is to continuously add and update the pool of opportunities
Current Projects Approved Screening / Functional Lead Approval
- Led by SCM
- Cross-functional Effort
- All add's & deletions need Management Approval
- Goal is to prioritize opportunities based on projected savings, resource availability, and time to overall savings
Current Projects Completed
- Led by SCM
- Cross-functional Effort
- Weekly Updates
- Goal is to maintain high visibility to results, gaps, problems, and new opportunities
Current Projects Finance Audited
- Led by Finance
- Cross-functional Effort
- Independent audit of all reported results to ensure that savings are implemented

The Company has identified over 1,600 projects to reduce costs through contract renegotiation with existing suppliers, re-sourcing, design improvements, operational savings and decreased failure rates. Through August, the Company has completed 1,320 projects resulting in significant savings and is 12% ahead of plan.

The five primary areas where the Company is seeking cost savings are as follows:

- Re-sourcing- Re-sourcing will occur over the next 36 months as Remy moves approximately $65 million of purchased materials from high cost regions in Europe and North America to low costs regions, particularly in China. The Company has largely identified the supply base required to implement the re-sourcing program. These moves will improve the Company's 2008 cost position by $15-$20 million.
- Negotiation: The Company has approached its suppliers to negotiate price concessions. In the past, local managers had the authority to sign-off on supply contracts, resulting in sub-optimal purchasing costs. New management has instituted a policy whereby supply contracts must be approved by senior management, which results in lower cost supply contracts.
- Manufacturing Production: In the automotive aftermarket business, Remy has implemented new "Smart Salvage" techniques to reduce the cost of its remanufactured products by a cumulative $7-$10 million by 2008.
- Warranty: Remy has fixed product design issues that led to almost 80% of special warranty accrual increases in 2006, but significant cash cost related to legacy product reliability issues will continue in 2007. However, this is an area in which the Company is adding staff and resources to ensure that it can better anticipate and prevent future problems. These investments will start to show results in 2008 when Remy's annual warranty costs are expected to drop by $4-$5 million. The Company is investing in new personnel and new processes to reduce its excessive annual cash warranty costs of approximately $50 million and the projections include a reduction of approximately $10-$15 million by 2011.
- Design: Remy is also re-designing multiple OE product lines to improve its cost position in both the light duty and heavy duty segments. The Company will be launching several new, lower cost, higher reliability products over the next 18 months, particularly in our planetary gear starter portfolio. These changes will give the Company a much more competitive portfolio for the light duty market as well as a broader portfolio of high reliability products for the heavy-duty market. These changes will reduce product costs by $10-$15 million by 2008.

Master savings breakdown (based on projects completed through August 2007)


Transportation
2%
Indirect Services
4%
Re-Source
25%
Design
8%
Warranty
12%
Negotiation
25%
Manufacturing
Productivity
20%

For additional detail regarding the master savings plan, please see the "Private Supplement."

Facilities consolidation and headcount reduction

A principal part of Remy's plan includes certain facilities to be consolidated to reduce excess capacity and move production from high cost to low cost countries. Management has identified 9 facilities to be considered for consolidation and anticipates most of the restructuring to be complete by the end of 2008. Remy expects annualized improvement of approximately $17 million of gross profit as a result of these consolidations, of which approximately $4-$5 million is anticipated in 2008. Total one-time costs for the consolidation are expected to be approximately $27 million, which will partially be paid for with proceeds from non-core assets. The Company has successfully closed 8 facilities over the past 3 years without disruption to customers.

Diversified customer and distribution mix

At the time of the Company's separation from GM in August 1994, Remy was predominantly a North American original equipment manufacturer with a majority of 1995 sales derived from GM. Since that time, Remy has become a low cost, global manufacturer and remanufacturer with a more balanced business mix between the aftermarket and the original equipment market. Currently, 49% of the Company's revenues are derived from the original equipment market, 44% are derived from the aftermarket, and 7% are derived from other sources. In addition, GM now only accounts for approximately 25% of revenues. This diversification reduces volatility in the Company's revenue base.

Remy is further diversifying its product platform with the recent introduction of several new high technology products for hybrid electrical vehicles. The Company was an early entrant in this technology and has developed a strong proprietary technology position. The hybrid business is expected to grow rapidly following 2007 with three new projects currently in development coming on line.

2006 Revenue by Product Category


Other(1)
7%
Light Duty
31%
Aftermarket
44%
Heavy Duty
18%

(1) *Other includes Locomotive and Knoof*

Conservative capital structure

In conjunction with the bankruptcy, Remy is taking steps to de-lever its balance sheet that will bring Remy's leverage in line with other well capitalized automotive suppliers. As part of the pre-packaged bankruptcy plan, holders of the Company's Senior Subordinated Notes have agreed to equitize their claims in exchange for 100% of the common equity of the reorganized company. Certain pre-petition bondholders have agreed to backstop a preferred equity offering of up to $85 million and holders of the Company's Senior Notes have agreed to exchange their Senior Notes for Third Lien Notes and cash. Upon exit from bankruptcy, the Company will have leverage through the Second Lien Term Loan of approximately 3.5x (versus 10.0x prior to bankruptcy).

($'s in millions)

	Existing Balance	Changes	Balance at DIP	Balance prior to Exit	Changes	Exit Balance
Escrowed Cash	50.0	(50.0)	-			
Pre-petition Debt						
Pre-petition Credit Facilities[1]	144.1	(144.1)	-			
Rollover Debt[2]	58.3		58.3	55.1		55.1
Senior Credit Facilities						
ABL Revolver	-	1.4	1.4	16.7	15.9	32.6
First Lien Term Loan	-	100.0	100.0	100.0	50.0	150.0
Second Lien Term Loan				-	55.0	55.0
Total Senior Secured Debt (through second lien)			157.7	171.8		292.7
Total Leverage through second lien [3]			*2.0x*	*2.0x*		*3.5x*
Floating Rate Notes[1]	125.0		125.0	125.0	(125.0)	-
Liabilities Subject to Compromise Debt						
8 5/8% Senior Notes[4]	145.0		145.0	145.0	(145.0)	-
11% Senior Subordinated Notes[5]	150.0		150.0	150.0	(150.0)	-
9 3/8% Senior Subordinated Notes[5]	164.6		164.6	164.6	(164.6)	-
Other Exit Facilities						
Third Lien Notes (PIK)	-		-	-	100.0	100.0
Total Debt	785.0		742.3	756.4		392.7
Total Leverage	*10.0x*		*9.5x*	*9.0x*		*4.7x*
Equity						
Preferred Stock[6][7]				-	85.3	85.3
Book Equity				-	125.9	125.9

(1) Repaid in full

(2) Comprised of capital leases and foreign debt (includes non-recourse factoring lines)

(3) Based on normalized LTM 6/30/07 EBITDA of $78.1 million for DIP and LTM 10/31/07E EBITDA of $84.3 million for Exit

(4) To receive $100 million Third Lien PIK Notes and $65 million of cash (includes $10 million consent fee plus accrued interest)

(5) 11% and 9 3/8% Senior Subordinated Notes to receive 100% of the common equity subject to dilution of approximately 5% for stock to be issued under the new management incentive plan

(6) New preferred stock issued through a rights offering provided by 8 5/8% Senior Notes and 11% and 9 3/8% Senior Subordinated Notes Holders

(7) PIK only at L+2000; balance is comprised of $85 million gross proceeds from issuance net of backstop fee plus stock issued to the holders of the Senior Notes for post petition interest

Liquidity / Free cash flow generation

The Company is required to have minimum liquidity (availability on ABL and domestic cash) of $70 million and $57.5 million at the closing of the DIP Facility and Exit Facility, respectively. In addition, the Company is projected to have significant availability throughout the projected period.

Remy is expected to generate cumulative free cash flow before debt repayments of approximately $134.8 million through 2011 resulting in leverage through the Second Lien Term Loan of 1.4x.

Cumulative Free Cash Flow


$50
$75
$104
$135
2008
2009
2010
2011

Total Debt Through Second Lien /EBITDA


2.9x
2.5x
2.0x
1.7x
1.4x
PF2007
2008
2009
2010
2011

Strong Collateral Coverage

The DIP and Exit Facilities will have strong collateral coverage.

Enterprise Value Coverage

Based on a valuation analysis performed by Rothschild Inc., there is conservative loan-to-value through the Second Lien Term Loan. Through the mid-range of the valuation, loan-to-value on the ABL Revolver and the First Lien Term Loan is 38.3% and through the Second Lien Term Loan is 47.2%.

(US$ millions)

	Loan-to-value		
	Low	Mid	High
2008E EBITDA	$102.2	$102.2	$102.2
Implied Multiple	5.6x	6.1x	6.6x
Enterprise Value[1]	$570.0	$620.0	$670.0
DIP Facilities at close[2]	101.4	101.4	101.4
Loan-to-Value	17.8%	16.4%	15.1%
Total First Lien Debt at Exit[3]	237.7	237.7	237.7
Loan-to-Value	41.7%	38.3%	35.5%
Total Debt Through the Second Lien at Exit	292.7	292.7	292.7
Loan-to-Value	51.4%	47.2%	43.7%

(1) *Valuation performed by Company's financial advisors, as more fully detailed in Section IX.B of the Solicitation and Disclosure Statement dated August 31, 2007*

(2) *ABL Revolver and First Lien Term Loan only due to super priority*

(3) *Includes ABL Revolver, First Lien Term Loan, capital leases at foreign debt outstanding at closing*

New Product Innovation

Remy continues to expand and improve the products it offers and is planning on launching several new, lower cost, higher reliability heavy duty starters and alternators over the next 18 months. These products are expected to provide a more competitive portfolio for the light duty market segment as well as a broader portfolio of high reliability products for the heavy duty market segment. These products also will allow Remy to expand into Europe and Asia. In addition, current product development has a focus towards capturing new niche and speciality market segments in North America where Remy has traditionally not participated and where superior profit margins also exist.

Remy was an early entrant into the growing hybrid electrical vehicle market, and has developed an excellent proprietary technology position. Remy has secured major production programs for its hybrid products, including two significant awards to provide high power electric motors for major North American and European producers of hybrid electric vehicles which will launch in 2008 and 2009. The Company also currently supplies electric motors for hybrid transit bus transmissions. Revenues from the sale of hybrid products are expected to grow by $35-$40 million from 2006 to 2008 due to increasing demand for fuel efficient vehicles.

Remy continues to invest engineering focus on improved salvage technologies for its remanufacturing operations which drive improved reliability, efficiency and recovery of valuable subcomponents.

Research and Development

The Company's engineering staff works both independently and with OEMs to design new products, improve performance and technical features of existing products and develop methods to lower manufacturing costs. Remy has implemented regional (Korea, Poland, United States) technical and design centers to more effectively meet local product requirements. This also enables Remy to increase productivity at the same or lower engineering and development costs.

III. Term Sheets

Posted separately to IntraLinks

IV. Company Overview

Remy, headquartered in Anderson, Indiana, is a leading manufacturer, remanufacturer and distributor of starters, alternators and hybrid power technology. Remy currently has 35 manufacturing facilities in 12 countries including the US, Mexico, Hungary, South Korea and China.

2006 Revenues by Product Category


Other[1]
7%
Aftermarket
44%
OE
49%

2006 Revenues By Geography


South America
3%
Asia Pacific
8%
North America
79%
Europe
10%

(1) Includes M&M Knopf and locomotive division

The Company's principal customers include automotive and heavy duty original equipment manufacturers ("OEM"), OEM dealer networks, leading automotive parts retail chains, and warehouse distributors.

In general, the Company's business is influenced by the underlying trends in the automobile, light truck and heavy-duty truck, construction and industrial market segments. Remy has been able to reduce the cyclical nature of some of its business with the diversity of OEM applications among the automotive, heavy duty truck and industrial market segments and also by focusing on its remanufacturing capabilities and its aftermarket products.

Major Product Categories

Remy has 3 primary product categories: OE, Aftermarket and Other.

	OE	Aftermarket	Other (Knopf and Locomotive)
			
Products	■ Starters and alternators for light duty vehicle OEMs ■ Starters and alternators for Class 5-8 truck OEMs ■ Hybrid	■ New and remanufactured starters and alternators for light duty ■ Remanunfactured heavy duty systems to OEMs	■ Used parts to remanufacturers ■ New steering components to both OEMs and aftermarket customers ■ Locomotive power assemblies, turbochargers, other engine components
Key Customers	■ GM ■ Hyundai ■ Caterpillar ■ Freightliner ■ Navistar ■ Cummins ■ Scania ■	■ Advance Auto Parts ■ AutoZone ■ O'Reilly ■ Daimler & Freightliner ■ Paccar ■ Ferraris Piston	■ AM General ■ Techemet ■ Mercury Marine ■ EMD
Financials ($ in millions)(1)	■ 2006 Revenue: $614	■ 2006 Revenue: $551	■ 2006 Revenue: $91

(1) Includes approximately $30 million of intercompany sales

OE

Remy's OE product category includes new starters and alternators for passenger cars, light duty vehicle and Class 5-8 truck ("Heavy Duty") OEMs. The OE business unit also manufacturers belt alternator systems and motors for hybrid vehicles. Remy primarily competes in Europe by offering a credible alternative to Bosch and Valeo.

Remy offers starter and alternator products based on traditional technology, as well as high efficiency and low noise alternators which reflect the trend of technology advance in the market.

Heavy Duty OE products include new and remanufactured starters and alternators for heavy duty trucks, industrial, construction, marine, bus and agricultural applications. New product development is focused on additional penetration into specialty vehicle segments which traditionally carry higher value.

Hybrid

The Company also produces a variety of hybrid solutions in the automotive segment. These products include a lower cost belt alternator system which provides a 5% increase in fuel economy, and highly advanced hybrid motors which integrate with the transmission package to provide a 25% increase in fuel economy.

Remy has developed several new high technology products for hybrid electric vehicles and has secured major production programs for these products, including two significant awards to provide high power electric motors for major North American and European producers of hybrid electric vehicles which will launch in 2008 and 2009 (disclosure of the specific customer names and programs cannot be made because of existing confidentiality agreements). The Company was an early entrant in this technology, has developed an excellent proprietary technology position and currently supplies electric motors for hybrid transit bus transmissions. Additionally, the Company has been awarded the electric motor business for a major domestic producer of vehicles in China. Remy's hybrid revenues are expected to increase from approximately by $35-$40 million in 2008.

Aftermarket

The aftermarket product category includes products from both light duty and heavy duty vehicles.

Remy's heavy duty aftermarket product category consists of both new and remanufactured products. New service products are the same as the OE product, but are sold to the aftermarket. The North American market for heavy duty aftermarket products has had a CAGR of approximately 1.5% since 2000.

Remy's electrical aftermarket product category primarily provides new and remanufactured starters and alternators to light duty aftermarket customers including auto parts retailers, OEM dealer networks and wholesalers. Remy is North America's largest producer of remanufactured starters and alternators for the aftermarket. Remy's remanufacturing operations obtain failed products, commonly known as cores, from its customers as returns. These cores are an essential material needed for the remanufacturing operations. Remanufacturing is a process through which cores are disassembled into their sub-components, cleaned, inspected, combined with new subcomponents, reassembled into finished products and tested to original equipment specifications. Remanufactured products can be produced at a lower cost than a traditionally manufactured product, and with higher quality than an individually repaired product. The Company's aftermarket business benefits from the non-deferrable nature of the repairs for which many of our products are used. In addition, Remy's aftermarket business is diversified as it provides products to vehicles produced by a wide range of manufacturers (e.g. GM Ford, Chrysler, Toyota, Honda, BMW, etc.).

The electrical aftermarket product category provides starters and alternators through two primary channels: (1) the do-it-yourself ("DIY") channel and (2) the do-it-for-me ("DIFM") channel. In the DIY channel, customers purchase starters and alternators from retailers and retail arms of warehouse distributors and install the purchased parts on their own. In the DIFM channel, end users pay to have the starters or alternators professionally installed on their vehicle. The professional installers obtain their parts from local independent parts wholesalers, national warehouse distributors and through commercial account programs with automotive parts retailers servicing the professional DIFM installers.

Other

Remy's "Other" product category consist of Locomotive and M&M Knopf ("Knopf").

Locomotive

The Locomotive product category provides aftermarket parts and services to the Electro Motive Diesel portion of the locomotive market. It also provides power assemblies, turbochargers & components out of its Peru, Indiana facility and crankshaft, camshaft, roots blower & engine component operations out of its Winnipeg, Canada facility. As part of Remy's business strategy to focus on its core businesses of starters and alternators, it has targeted this business for potential divestiture.

Knopf

Knopf sells used parts to remanufacturers and new steering components to both OEMs and aftermarket customers. As part of Remy's business strategy to focus on its core businesses of starters and alternators, it has targeted this business for potential divestiture.

History

Remy was founded in 1896 by Frank and Perry Remy as Remy Electric and was one of the top suppliers of electrical components to automobile manufacturers, producing 50,000 units of its "magneto" line per year by 1910. In 1911, the company was sold to Fletcher Savings and Trust Company and then to United Motors Corporation in 1916, who also owned Dayton Engineering Laboratories Company (DELCO). In 1918, United Motors Corporation merged with General Motors Corporation. Delco Remy, operating as a division of GM, developed advanced technologies and provided the industry with automotive, heavy-duty and U.S. military products for 76 years. In 1994, the heavy duty systems and a portion of the automotive systems were sold to Citicorp Venture Capital ("CVC"), a private equity concern. CVC's strategy consisted of growth through acquisition (as outlined below). In 2004, the Company changed its name from Delco Remy International, Inc. to Remy International, Inc. The Company continues to market starters and alternators for original equipment and aftermarket customers under the Delco Remy brand name, which was licensed to the Company by GM. In 2004, GM obtained accelerated price step-downs from Remy, which eroded profit margins and in 2007, the Company sold its diesel business for approximately $150 million.

Key Events in Remy's History


1918
1994
1997
2001
2003
2004
2007
IPO

Significant Acquisitions from 1997-2005

(US$ millions)

Name of Acquisition Target	Year	Purchase Price	Capability
World Wide Automotive, L.L.C.	1997	40.8	Automotive aftermarket
Ballantrae	1997	53.9	Heavy duty OE manufacturing
M&M Knopf Auto Parts, L.L.C. (1)	2000	75.0	Core acquisition services
North American Remfg. business Mazda	2001	17.1	Remfg. transmissions, trans axles and other
UPC (2)	2005	125.0	Aftermarket starters and alternators

(1) *Inclusive of an earnout*

(2) *Inclusive of assumed liabilities*

Other Competitive Factors

Remy's product line includes a diverse range of manufactured and remanufactured products. Its principal products include starters, alternators and hybrid motors.

The Company will both "design to print" for traditional OE applications where the customer owns the product design, or develop the product for multiple applications and customers within a market segment. Remy also has been the driver in development of the heavy duty industry's electrical system specifications and standardization, which continues to position the Company's technological leadership in the market. The Company offers full vehicle life cycle development thru concept development, design, production for the OE and related aftermarket distribution channel support. In the automotive aftermarket, the Remy brand is associated with premium product lines in that channel.

In the OE market segment, Remy employs several methods to obtain new business. These methods range from the standard competitive quote process where business is awarded on the best value proposition of cost, design and services. The Company also works different levels of buying influence, where business is also awarded by the end user specifying Remy products to the OE vehicle builder or dealer / distributor, by demonstrating superior product value, reliability and technology. In the automotive aftermarket, the Company provides highly valued service in addition to products. This service includes comprehensive sales analysis that helps customers better position products on their retail shelves and better align inventory and distribution with demand.

Customers

The Company's principal customers include automotive and heavy duty OEMs, OEM dealer networks, leading automotive parts retail chains and warehouse distributors. Remy's top 4 customers represent approximately 48% of FY06 revenues, the largest of which is GM.

Key Customers

As previously mentioned, Remy has reached a new agreement with GM that lasts through 2010. The majority of agreements with other OE customers are either a life of the engine or platform based agreements or simply rolling (annual) agreements and purchase orders which are subject to competitiveness, delivery and quality.

2006 Revenues by Customer


Other Customers
42%
General Motors
25%
AutoZone/
Advance Auto Parts
15%
Customer 4
8%
Customer 5
5%
Customer 6
5%

Employees

Remy currently employs approximately 7,500 full-time employees, of which approximately 1,700 are employed in the United States.

The Company has very limited exposure to the legacy costs (including collective bargaining agreements and large, under-funded legacy liabilities) typical of many other key industry participants. Approximately 285 hourly workers in Oklahoma are unionized and are affiliated with the United Food and Commercial Workers Union, Local 1000, Dallas, Texas. Agreements with this union expire on March 1, 2009. The Company has good relations with its employees and has had no work stoppages in 21 years.

The Company sponsors a pension plan on behalf of certain salaried U.S. employees and a separate plan for certain former hourly, union U.S. employees. The Company provides benefit-eligible salaried retirees and their dependants with the opportunity to enroll for various medical, dental, vision and life insurance coverage benefits. Salaried retirees enrolled in these benefits programs are required to make certain co-payments and pay a portion of the costs it incurs in providing the program. The pension plans for hourly and salaried employees were frozen in 2003 and 2006, respectively. In addition, the Company provides 68 benefit-eligible former United Auto Workers union members and their eligible dependents with certain benefits pursuant to the terms of a 1997 agreement with the United Auto Workers union. The Company is current on the minimum funding requirements for its pension plan.

Competition

The automotive components market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs and aftermarket distributors source parts from more than one supplier and Remy competes with a number of companies who supply automobile manufacturers through the world.

The Company maintains leading positions in most of its major product categories:

Product Category	Market Share[1]
Light Duty OEM Starters	■ #1 in North America ■ #2 in South America ■ #3 in Asia Pacific
Light Duty OEM Alternators	■ #3 in North America

Heavy Duty OEM Starters	■ #1 in North America ■ #2 in South America
Heavy Duty OEM Alternators	■ #1 in North America
Heavy Duty Aftermarket	■ #1 in North America in new service ■ #1 in North America in remanufactured products
Light Duty Aftermarket	■ #1 in North America in the do-it-yourself (DIY) channel ■ #3 in North America in the do-it-for-me (DIFM) channel

(1) *2006 Company estimates*

Below is a summary of key competitors by segment:

Product Category	Key Competitors
Light duty starters and alternators	■ Visteon ■ Bosch ■ Denso ■ Valeo
Heavy duty starters and alternators	■ Melco ■ Hitachi ■ Iskra ■ Bosch
Heavy duty aftermarket	■ Leece Neville ■ Mitsubishi ■ Dixie
Hybrid	■ Hitachi
Electrical aftermarket	■ Valeo ■ Rayloc ■ BBB ■ MPA
Locomotive	■ EMD (in-house) ■ GE Rail
Knopf	■ OEMs (new parts) ■ LKQ (reman)

Manufacturing

Remy has 71 total facilities and 35 manufacturing facilities in 12 countries, including the United States, Mexico, Hungary, South Korea and China. Approximately 90% of capacity is currently located in low cost countries. Following completion of the potential plant consolidations, approximately 95% of total capacity would be located in low cost countries.

Worldwide Locations


North & South America Locations
Anderson, IN
Atlanta, GA
Brusque, Brazil
Buffalo, NY
Chantilly, VA
Edmond, OK
Flint, MI
Franklin, IN
Guadalajara, Mexico
Laredo, TX
Matehuala, Mexico
Meridian, MS
Peru, IN
Philadelphia, PA
Piedras Negras, Mexico
Raleigh, MS
Rankin, MS
Red Bank, NJ
San Luis Potosi, Mexico
Sao Paulo, Brazil
Spartanburg, SC
Taylorsville, MS
Troy, MI
Winchester, VA
Winnipeg, Canada
European, Asian & African Locations
Heverlee, Belgium
Heist Op Den Berg, Belgium
Jingzhou, P.R. China
Kingswood, UK
Leicester, UK
Mezokovesd, Hungary
Miskolc, Hungary
Pondicherry, India
Seoul, South Korea
Shanghai, P.R. China
Shenzhen, P.R. China
Swidnica, Poland
Wroclaw, Poland

As a result of realignment of its manufacturing to facilities in lower cost foreign locations, only approximately 5% of the Company's sales are derived from products manufactured in the United States. Following the planned plant consolidations, only hybrid and Locomotive products will continue to be manufactured in the United States.

Intellectual Property

Remy sells its products under the "Remy", "Delco Remy" and "Worldwide Automotive" brand names. The "Worldwide Automotive" brand name is a registered trademark of Remy. Pursuant to a formal trademark and trade name assignment agreement between Remy and GM, Remy owns all rights to the "Remy" trademark and trade name, and federal registration of the "Remy" trademark is pending. The Company licenses the "Delco Remy" trademark from GM, pursuant to a trademark license agreement between Remy and GM. Remy has an exclusive license to use the "Delco Remy" trademark on and in connection with automotive starters and heavy-duty starters and alternators at Remy's option upon payment of a fixed $0.1 million annual licensing fee to GM. The "Delco Remy" trademark is registered in the United States, Canada and Mexico and in most major markets worldwide. GM has agreed that upon request, GM will register the trademarks in any jurisdiction where they are not currently registered.

Brands

Remy

Delco Remy

The Company owns and/or has obtained licenses to various domestic and foreign patents and patent applications related to its products and processes. These patents expire at various times, based upon a term of twenty (20) years from their filing date. While these patents in the aggregate are important to the Company's competitive position, no single patent or patent application is material to the Company. Products under the trademarks are recognized by customers and signify quality. The trademarks represent a valuable asset to the Company.

Pursuant to the Access Agreement between Remy and GM dated July 30, 2007, Remy granted GM a non-exclusive intellectual property license which GM can utilize in the event Remy fails to supply component and service parts to GM.

Raw Materials

Remy's principal purchased materials include aluminium castings, rare-earth magnets, gray and ductile iron castings, armatures, solenoids, copper wire, injectors, electronics, steel shafts, forgings, bearings, commutators, pumps and carbon brushes. All materials are readily available from multiple suppliers.

The Company's three principal raw materials (aside from cores for its remanufacturing business) are copper, aluminum and steel, which accounted for approximately $240 million of COGS in 2006. While the Company has been successful in passing through approximately 80% of its copper and aluminium costs for its North American OE business, it still has been negatively impacted by rising raw material costs. However, while aluminum and copper costs have posted significant increases in recent years, forward curves reflect market expectations of modest price declines.

Copper Spot Prices ($/metric ton)


$9,000
$7,500
$6,000
$4,500
$3,000
$1,500
$0

Aluminum Spot Prices **($/metric ton)**


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0

Source: Bloomberg

Warranty

Remy faces an inherent business risk of exposure to product liability and warranty claims in the event that the Company's products fail to perform as expected and such failure of Remy's products results, or is alleged to result, in bodily injury and/or property damage. OEMs are increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which the Company supplies products to an OEM, an OEM may hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented. The Company also provides a lifetime warranty for the majority of its remanufactured products. Aftermarket retailers expect Remy to provide all of the repairs and replacement costs for parts under warranty. The Company is actively working to move the industry away from lifetime warranties to reduce expenses.

Below is a summary of warranty expense versus actual warranty payout from 2001 through YTD June 2007:

Warranty Accrual/Warranty Claims


$80
$70
$60
$50
$40
$30
$20
$10
$0
$37 $42
$48 $48
$50 $46
$38 $41
$52 $53
$76 $55
$27 $30
2001
2002
2003
2004
2005
2006
YTD 6/07
Warranty Accrual
Warranty Claims

Remy accrued approximately $76 million of warranty expense in 2006, which was $24 million higher than in 2005. This increase in the Company's accrual was primarily due to (i) a $4.9 million one-time adjustment related to a change in warranty accrual methodology at UPC (acquired by Remy in 2005) and (ii) a $11 million one-time accrual due to performance issues in heavy duty alternators and starters produced prior to 2006. The change in warranty accrual methodology at UPC was a result of UPC having a warranty expense method which was inconsistent with Remy's method. Prior to 2006, UPC recorded warranty expense at a flat rate equal to 2% of sales while Remy calculates warranty expense based on actuarial results from actual return rates and mean time to failure on a product level basis. The performance issues with heavy duty alternators resulted from damage to electronics caused by high temperatures and engine pressure under the hood of heavy duty vehicles. This issue has since been remedied. Even though warranty expense was significantly higher than normal in 2006, actual cash warranty payout remained consistent compared to prior years.

In order to improve product quality and reduce warranty expense, Remy is taking the following corrective actions:

- Addressing manufacturing defects with standard work discipline and in-process testing
- Consolidating suppliers to meet Remy's quality standards and practices
- Instituting reliability testing to benchmark effectiveness of early warranty failure corrective actions
- Attempting to move the market off of lifetime warranty practice for remanufactured products in the North American aftermarket
- Applying Remy "best practices" for retail customer store process to improve worst practice stores to median stores
- Improving product testing at retail aftermarket locations to reduce the numbers of returns that evidence no malfunction

Management Biographies

Name	Position
John H Weber	President and Chief Executive Officer
Kerry A Shiba	Chief Financial Officer and Acting President OE
Jay Pittas	President of Electrical Aftermarket
Philippe James	President and Managing Director of Europe
Dave Muir	Senior Vice President and Chief Procurement Officer
Jerry Mills	Senior Vice President and Chief Human Resources Officer

John H. Weber was elected as Chief Executive Officer, President and Director in January 2006. Prior to joining Remy, Mr. Weber served as President, Chief Executive Officer and Director of Eagle Picher, Inc. since July 2001. Prior to that, Mr. Weber served as President of the Industrial Controls and Friction Materials Group for Honeywell International since July 2000.

Kerry A. Shiba was appointed as Senior Vice President and Chief Financial Officer in May 2006. Before joining Remy, Mr. Shiba was with Kaiser Aluminum Corporation since 1998 in financial roles of increasing responsibility, most recently as Vice President and Chief Financial Officer. Prior to that, Mr. Shiba was with The BFGoodrich Company since 1981 where he served as the Vice President and Controller of the Specialty Chemical's Segment from 1994 to 1997.

Jay Pittas has been President of Electrical Aftermarket with Remy since August 2006. Before this, he was most recently President of the Wolverine Gasket business of Eagle Picher Industries. He has also spent 14 years with Honeywell in its Industrial Automation and Control business.

Philippe James came to Remy from Honeywell Automotive and Cables Pirelli, S.A., where he served as the Vice President and General Manager. Mr. James has over 20 years of experience in various sales and marketing roles with Corning Glass France and Compagnie Europeenne D'Accumulateur. He also serves as a consultant on a variety of automotive assignments throughout Europe.

David R. Muir was appointed as Senior Vice President & Chief Procurement Officer in May 2006. Prior to joining Remy, Mr. Muir served as the Senior Vice President and Chief Procurement Officer of R.R. Donnelley. Prior to that, Mr. Muir served as Vice President of Materials and Supply Chain Management for American Plumbing and Mechanical Inc. from 2001 through 2003.

Gerald T. Mills was appointed as Senior Vice President and Chief Human Resources Officer in May 2006. Prior to joining Remy, Mr. Mills served as Vice President of Human Resources for NVR Inc. and served as Senior Vice President of Human Resources for Eagle-Picher Industries from 2002 to 2005. Mr. Mills spent 28 years with Owens-Corning in several human resource leadership positions prior to joining Eagle-Picher Industries.

Organization structure

DIP Organizational structure


DIP Facilities
$125 million ABL Revolver
$100 million First Lien Term Loan
Remy Worldwide Holdings, Inc.
To be dissolved post emergence
Remy International, Inc.
Remy Inc.
Remy Technologies, L.L.C.
Remy Logistics L.L.C.
Remy Sales, Inc.
Remy Auto Parts Holdings B.V.
Various Foreign Subsidiaries
$45.3 million
Expected Borrower

(1) *$45.3 million of foreign debt located at various foreign subsidiaries*

(2) *Foreign entities that are not expected to be borrowers*

Exit Organizational structure


Exit Facilities
$125 million ABL Revolver
$150 million First Lien Term Loan
$55 million Second Lien Term Loan
$11.0 million Capital Leases
Remy International, Inc.
$85 million Preferred Stock
$100 million Third Lien Notes
Remy Auto Parts Holdings B.V.
Various Foreign Subsidiaries
$44.1 million
Expected Borrower

(1) *$44.1 million of foreign debt located at various foreign subsidiaries*

(2) *Foreign entities that are not expected to be borrowers*

V. Industry Overview

The automotive parts market is highly competitive. Competition is based primarily on quality of products, service, delivery, technical support and price. Most OEMs and aftermarket distributors source parts from one or two suppliers and Remy competes with a number of companies who supply automobile manufacturers throughout the world. Remy is the sole supplier on the majority of the products and platforms it serves for its OE business.

OEM Market

North American Light Vehicle Production


(in millions)
16.4
15.9
15.8
15.8
15.3
15.3
15.5
15.7
16.2
16.5
2002 2003 2004 2005 2006 2007P 2008P 2009P 2010P 2011P

GM North American Light Vehicle Production


(in millions)
4.90
4.53
4.35
4.30
4.11
4.16
4.32
4.53
2004 2005 2006 2007P 2008P 2009P 2010P 2011P

Source: Wards Auto

The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and the overall strength of the economy. In addition, automotive production can be affected by inventory levels, interest rates, labor relations issues, strikes, regulatory requirements and trade agreements. Over the past few years, North American light vehicle production has declined as a result of lower auto purchasing activity by consumers due to high fuel prices and housing slow down. Longer term, North American auto production is expected to rise back to historical levels as the economy recovers and expands.

OEMs are struggling to improve profitability and manage lower volume thereby putting increased cost pressures on suppliers. Suppliers to the OEM market are impacted by the following trends:

- OEMs are consolidating their supplier base, demanding technologically advanced product lines, greater systems engineering support, management capabilities, just-in-time sequenced delivery, and lower system and component costs
- OEMs are requiring global production capabilities of their suppliers as they expand internationally
- China and India sourcing can be expected to have an effect on the global OEM market as OEMs continue to outsource component manufacturing in response to competitive pressures
- In order to continue to respond to increasingly competitive market pricing dynamics, suppliers are establishing comprehensive plans to remove waste from the enterprise value stream. This includes optimizing the flow of information between the OEM, the Tier 1 supplier (a supplier which sells directly to a OEM), and other tiers of the supply chain. Value stream efficiencies are also increasingly being achieved through earlier collaboration between OEMs and suppliers in the advanced product design, engineering and manufacturing phases of the product delivery cycle. Additional benefits are also being realized due to greater collaboration between Tier 1 and lower tier suppliers on product design, material selection, manufacturing, processing, and product packaging
- Suppliers are under pressure from OEMs to respond more quickly with new designs and product innovations to support rapidly changing consumer tastes and regulatory requirements. In addition, increasingly stringent government regulations regarding vehicle safety and environmental standards are accelerating new product development cycles

- Automotive suppliers generally compete for new OEM business at the beginning of the developmental stage for new vehicles and upon the redesign of existing models which is generally 2-3 years before the models are marketed to customers

GM

GM accounts for approximately 25% of Remy's revenues. GM's North American light vehicle production has been falling and is expected to further decline in 2008 as a result of (i) new domestic supply entering the market and (ii) a shift from trucks to cars as a result of rising fuel costs.

Heavy Duty

North American heavy duty truck production has increased significantly over the last four years. This increase was primarily due to pre-buying of new trucks in advance of new emissions standards which became effective in 2007. All diesel engines produced starting January 1, 2007 have to comply with the new regulations that required the reduction of nitrogen oxide (NOx) and hydrocarbons (HC) by 50% and particulate matter (PM) by 90+% over the 2004 emission standards. Further reductions of NOx, HC and PM will be required by 2010. All new diesel powered heavy duty trucks will have to meet these stringent emissions standards, resulting in additional hardware, software and ultimately, higher costs. As indicated below, heavy duty truck demand is expected to increase in advance of the 2010 emission standards.

In addition to government regulations, the heavy duty truck industry is highly cyclical and new demand is largely dependent upon the overall strength of the North American economy, interest rates, labor relations, strikes, new product introductions and other factors.

North American Class "8" Truck Production


(000's of Units)
400.0
350.0
300.0
250.0
200.0
150.0
177.9
262.4
335.0
371.9
224.0
265.0
225.0
317.0
2002
2003
2004
2005
2006
2007P
2008P
2009P
2010P
2011P
2012P

Source: Wards Auto

Aftermarket

The aftermarket produces and sells new and remanufactured parts used in the maintenance and repair of automobiles, trucks and other vehicles. Remanufactured products can be produced at a lower cost than a traditionally manufactured product, and with higher quality than an individually repaired product. The remanufacturing process will salvage most of the expensive components at significantly lower cost than any new unit. Aftermarket products are primarily sold through large retail automotive parts chains which have been taking advantage of economies of scale over small, independent retail and wholesale stores.

In order for an aftermarket supplier to be selected as an exclusive provider, it must demonstrate that it can provide a comprehensive product offering, including newer, higher margin products as well as older, lower volume products.

In addition, exclusive status may result from a core program where Remy buys back core inventory from customers and the customers are obligated to return the cores or reimburse remanufacturer. These customer obligations create a significant entry barrier for competitors. Remy is subject to many exclusive arrangements where it is obligated to purchase the cores from its customers.

This segment is primarily impacted by the following trends:

- Increased number of vehicles in use and miles driven
- Increased use of remanufactured parts by OEM warranty and extended service programs
- Increased service lives of automotive parts
- Increased competition from Asia (impact has been limited due to cost and quality issues)
- Increasing age of automobiles in use

Vehicle Registration (in millions)	Median Age of Cars (in years)	Miles Driven (in billions)


CAGR: 1.3%


CAGR: 1.3%


CAGR: 1.3%

Source: Wards Auto

Competitive Landscape

Overview

The starter and alternator industry is mature and highly competitive with a significant number of suppliers vying for OEM and aftermarket revenues. Cost pressure is immense as the inherent design and construction of these devices is fairly easy to replicate. New manufacturers consistently arise out of the low cost producing countries in Asia. However, incumbents are continuing to utilize their inherent technological advantages to give rise to differentiated solutions, such as providing additional functionality and performance, lower weight solutions, and easier to package designs. Aside from Remy, leading suppliers include Bosch, Denso, Lucas Electrical, Mitsubishi Electric, Motorcar Parts of America, Prestolite Electric and Valeo.

Competition From Low-Cost Countries

Low-cost Asian countries have begun exporting starters and alternators to the North American aftermarket. Some Asian countries have the advantage of low manufacturing and labor costs, enabling them to price their products far more attractively than those of North American manufacturers and remanufactures. However, this advantage is mitigated as direct labor only accounts for less than 10% of COGS for Remy. Any labor benefits will likely be off-set by higher shipping costs. Nearly 90% of current aftermarket production capacity is now in Mexico or other low cost countries.

Alternative Technologies

Alternative technologies are starting to have an impact on the starter and alternator market. There exists a need for improvements in durability and starting performance to support increased starter use in eco-friendly vehicles which have systems that automatically switch off vehicle engines during idling. There are also

requirements for alternators that combine reduced size and weight with increased power generation capacity to support the increased electricity consumption of alternative fuel technologies. Finally, consolidating the capabilities of both the starter and the alternator into an integrated starter/alternator is a new product to the industry with roughly a million units produced to date, which is a penetration rate of less than 2%. Adoption of such advanced concepts usually starts with high end luxury vehicles and proliferates down to the various vehicle classes depending on their ultimate advantages and returns.

VI. Borrowing Base – ABL Revolver

The ABL Facility will be secured by a first priority, perfected security interest in certain assets of the Borrowers and the Guarantors, including, but not limited to inventory and accounts receivable with a second (in the case of the DIP Facility) and third (in the case of the Exit Facility) priority perfected lien on the assets that secure the Term Loan Facility.

A monthly borrowing base will govern the ABL Revolver availability as determined by traditional formula advances on the lesser of (a) 65% of the Borrower's eligible inventory valued at the lower of cost (FIFO) or market and (b) 85% of the appraised Net Orderly Liquidation Value of eligible inventory as well as advances of up to 85% of the Borrower's eligible accounts receivable. Hilco has completed an inventory appraisal for the OE business as of July 30, 2007 and for the Electrical Aftermarket business as of September 4, 2007. Wachovia Financial Capital, the co-collateral agent on the ABL Revolver, recently completed field examinations. Copies of the inventory appraisals and field examinations are available to investors via IntraLinks.

VII. Historical Financial Overview

(US$ millions)	Audited			Unaudited		
FYE 12/31	2004	2005	2006	YTD 2006	YTD 2007	LTM 6/30/2007
Net Sales	$972.4	$1,115.3	$1,255.5	$639.3	$606.8	$1,223.0
Growth %	*7.0%*	*14.7%*	*12.6%*			*(2.6%)*
Cost of sales	783.1	979.7	1,137.6	553.1	529.9	1,114.4
Gross Profit	189.4	135.6	117.9	86.2	76.9	108.6
Margin %	*19.5%*	*12.2%*	*9.4%*	*13.5%*	*12.7%*	*8.9%*
SG&A	115.4	140.7	135.3	67.2	65.5	133.6
% of sales	*11.9%*	*12.6%*	*10.8%*	*10.5%*	*10.8%*	*10.9%*
Operating Income	74.0	(5.1)	(17.4)	19.0	11.4	(25.0)
% of sales	*7.6%*	*(0.5%)*	*(1.4%)*	*3.0%*	*1.9%*	*(2.0%)*
D&A	21.9	27.4	33.6	15.1	15.9	34.3
EBITDA	**$95.9**	**$22.3**	**$16.2**	**$34.1**	**$27.3**	**$9.3**
Margin %	9.9%	2.0%	1.3%			0.8%
Adjustments[1]	0.0	22.6	27.6	-	(0.5)	27.1
Adjusted EBITDA	**$95.9**	**$44.9**	**$43.8**	**$34.1**	**$26.8**	**$36.4**
Margin %	*9.9%*	*4.0%*	*3.5%*	*5.3%*	*4.4%*	*3.0%*
Capital Expenditures	**$23.8**	**$37.9**	**$18.0**	**$8.1**	**$6.4**	**$16.3**

Note: 2004 through 2006 results exclude diesel business. The diesel business was sold to Caterpillar in February 2007

(1) Adjustments

2005 - $7.0 million Mexican start-up, $6.0 million customs duty and $4.8 million in asset write down and $4.8 million other

Management Discussion and Analysis

6 Months Ended June 30, 2007 Compared to 6 Months Ended June 30, 2006

Net Sales

Heavy duty OEM sales decreased by $21.8 million due primarily to an engine change mandated by new emission standards effective January 2007. New units ordered in 2006 to comply with new engine designs, advance orders did not recur at same level during first six months of 2007.

Aftermarket net sales declined $7.5 million due to (i) decline in heavy duty remanufacturing; (ii) softening of European market share, and (iii) a sales decrease in North American light duty due to selective elimination of low to no margin customers.

Gross Profit

Gross profit of $76.9 million in the first six months of 2007 compares with gross profit of $86.2 million in the first six months of 2006, a decline of $9.3 million, or 11%. Gross profit as a percentage of net sales was 12.7% for the first six months of 2007 compared to 13.5% for the first six months of 2006. The decrease in gross profit was due primarily to the sales and aftermarket declines mentioned above.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses, which we refer to as SG&A, decreased $1.7 million to $65.5 million for the first six months of 2007 compared to $67.2 million for the first six months of 2006. The period over period decrease was due primarily to reductions in employee benefits costs from reduced workforce and overall benefit cost reductions.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales

Light duty OE net sales increased due to the growth of the alternator business and the impact of new business awards received in 2005. Heavy-duty OE sales increased due to changes in engine design to comply with new emission standards effective January 2007. OE sales were also favorably impacted by a metals price increase, which could be partially passed through to the customers. Aftermarket sales increased as a result of a one-time stocking order by one customer, and due to a full year impact in 2006 of the acquisition of UPC on March 18, 2005. Locomotive sales decreased due to lower pass through parts business. Third party sales in the core services business increased primarily relating to an increase in scrap sales, at little to no margin.

Gross Profit

Gross profit of $117.9 million in 2006 compares with gross profit of $135.6 million in 2005, a decline of $17.7 million, or 13.0%. Gross profit as a percentage of net sales was 9.4% in 2006 compared with 12.2% in 2005. Included in OE cost of sales in 2005 were start up and launch costs associated with initial insourcing of components from Korean suppliers to our Mexican operations and system change costs related to the Mexico manufacturing facility. Light duty OE gross profit increased $4.9 million due to increased volume in light duty alternators, partially offset by the increases in materials. Heavy-duty OEM gross profit declined $5.6 million due to higher material and warranty costs, partially offset by increased sales volume. In 2006, the Company experienced an unusual increase in warranty returns for a limited class of heavy-duty products primarily made in prior years. Accordingly, the Company revised its estimate and recorded an increase of $11.4 million to its warranty obligation. In 2005, Aftermarket gross profit included a charge of $6.0 million recorded in the second quarter of 2005 relative to a probable underpayment of U.S. duties on remanufactured starters and alternators imported into the U.S. in the years 2000 to 2004. In 2006, Aftermarket gross profit decreased $15.0 million due to added integration costs associated with the relocation of certain UPC assembly operations to Mexico, partially offset by higher volume sales and a full years impact of the UPC acquisition. In 2006, the Aftermarket operations also increased its estimate relating to the warranty experience at UPC by $4.9 million. Locomotive gross profit declined $0.4 million primarily as a result of slightly decreased sales. Gross profit on core services increased $0.1 million due to increased sales of scrap.

Selling, General, and Administrative Expenses

SG&A expenses decreased $5.4 million, to $135.3 million in 2006, compared to $140.7 million in 2005. As a percentage of net sales, SG&A expenses were 10.8% in 2006 compared with 12.6% in 2005. The year over year decrease was mainly due to the impact of prior restructuring initiatives in 2005, including employee cost, reductions in employee benefits costs, offset by an increase in reserve related to the HSC Pay litigation.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales

Light duty OE net sales increased due to the ramp up of the alternator business and the impact of new business awards received in 2004, offset in part by price reductions and lower customer demand as a result of reduced production levels, primarily in North America. Heavy-duty OE sales increased due to continued strong demand from Class 5 – 8 truck customers. OE sales were also favorably impacted by the weak U.S. dollar. Aftermarket sales increased as a result of the acquisition of

UPC on March 18, 2005 as well as volume growth in Europe and favorable foreign exchange, partially offset by the loss of a U.S. retail customer in mid 2004, soft market conditions and lower volume from GM SPO. Locomotive sales increased due to higher locomotive product volume. Third party sales in the core services business declined primarily relating to softening demand in the market for cores.

Gross Profit

Gross profit of $135.6 million in 2005 compares with gross profit of $189.4 million in 2004, a decline of $53.8 million, or 28.4%. Gross profit as a percentage of net sales was 12.2% in 2005 compared with 19.5% in 2004. Light duty OE gross profit declined $44.0 million due to lower customer demand, price reductions, higher material and fuel costs and adverse currency impact, partially offset by the ramp up of the alternator business and the impact of new business awards received in 2004. Heavy-duty OE gross profit declined $8.8 million due to higher material and fuel costs, partially offset by increased sales volume. OE gross profit was also negatively impacted by start up and launch costs associated with initial insourcing of components from Korean suppliers to our Mexican operations. Aftermarket gross profit decreased $1.2 million due to a charge of $6.0 million recorded in the second quarter of 2005 relative to a probable underpayment of U.S. duties on remanufactured starters and alternators imported into the U.S. in the years 2000 to 2004, added start-up costs associated with the relocation of certain UPC assembly operations to Mexico, the impact of soft market conditions and the additional cost of integrating the UPC acquisition, partially offset by higher sales and cost saving synergies as a result of the UPC acquisition. Locomotive gross profit increased $3.1 million primarily as a result of higher sales and cost improvements. Gross profit on core services decreased $2.9 million due to lower sales, loss on sale and write down of slow moving inventory and unfavorable pricing.

Selling, General, and Administrative Expenses

SG&A expenses increased $25.9 million, to $140.7 million in 2005, compared to $115.4 million in 2004. As a percentage of net sales, SG&A expenses were 12.6% in 2005 compared with 11.9% in 2004. The year over year increase was mainly due to the addition of UPC in 2005, higher expenditures for systems, marketing initiatives and product engineering, in part required to support future business including developing samples for the new hybrid technology and expansion in China. The change also reflects an increase in the provision for bad debt expense, an increase in non recourse accounts receivable factoring costs, non restructuring related severance and organizational realignment costs.

Balance Sheet

(US$ millions)

	2006	6/30/2007
Assets:		
Current assets:		
Cash and cash equivalents	$28.4	$20.4
Trade and other receivables, net	183.3	197.0
Inventories	206.2	214.6
Assets of discontinued operations	94.0	0.0
Other current assets	5.9	60.4
Total current assets	517.8	492.4
Property, plant and equipment, net	153.5	144.3
Deferred financing costs, net	9.7	8.4
Goodwill, net	113.4	113.4
Reorganization value in excess of recorded amounts	0.0	0.0
Other assets	48.5	47.9
Total assets	$842.8	$806.4
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$187.7	$163.7
Liabilities of discontinued operations	50.1	3.0
Other liabilities and accrued expenses	166.0	174.1
Current maturities of long term debt	758.0	749.3
Total current liabilities	1,161.8	1,090.1
Long term debt, net of current portion	17.6	15.7
Accrued Pension and post-retirement benefits	25.8	22.2
Other non-current liabilities	47.9	42.7
Minority interest	4.7	5.0
Redeemable preferred stock	0.0	0.0
Total stockholders' equity	(414.9)	(369.3)
Total liabilities and stockholders' equity	$842.8	$806.4

VIII. Projected Financials

Assumptions

Revenues

Revenues through 2011 are relatively flat at approximately $1.2-$1.3 billion as the Company attempts to move away from commodity type products and focus growth on higher value products

In the OE business, Remy is focusing on product mix improvement rather than revenue growth. The Company expects significant growth in the higher margin hybrid and heavy duty product lines, offset by revenue reductions in several lower margin light-duty products.

Hybrids – Hybrid sales are anticipated to increase by approximately $35-$40 million in 2008 and by a similar amount from 2009-2011 based on large application launches (awarded programs) and several smaller programs.

Heavy Duty – Remy is the North American leader in the heavy duty market for both the OE and aftermarket products. The market is experiencing a significant downturn in 2007 following the most recent deadline imposed by tightened EPA regulations. Remy anticipates an approximate $25 million revenue rebound in 2008, followed by another increase in 2009 as the market prepares for the next round of regulatory requirements. As a result of the expansion of its high performance alternator line and positioning for global expansion, sales of high output alternators are expected to increase by approximately $20 million by 2011.

Electrical Aftermarket – Remy expects relatively flat sales over the projection period. The do-it-yourself (i.e., retail) segment will continue to decline as the market shifts to the do-it-for-me (i.e., commercial) channel where Remy is focusing its efforts. This segment has better growth potential and lower cash requiremnts than the retail segment of the market. In the retail segment, Remy has established long-term contracts with most of its major customers which makes significant market share shifts unlikely. Furthermore, the Company is now expanding into the commercial segment with "Remy" branded products and a unique package of high value services such as our "Category Management" program which optimizes customer sales and inventory stocking levels. This segment has higher margins, faster growth, and lower entry barriers. Supply is highly fragmented. Remy expects to add approximately $40-$45 million of revenues from this segment by 2011.

Gross Profit

Gross profit is expected to increase over the next 5 years from $118 million to $240 million primarily due to:

- Renegotiated GM contract
- Plant consolidation and headcount reduction
- Improved mix
- Material cost reduction

Site consolidations will result in an annualized gross profit improvement of approximately $17 million.

Remy has initiated a comprehensive master savings program that is expected to reduce material costs significantly.

The Company is also shifting product mix by exiting lower margin products and adding higher value, higher margin products, resulting in approximately $15 million increase of gross profit.

Selling, General and Administrative Expenses

Overhead costs are projected to remain flat in aggregate from 2009-2011. Salary and benefit inflation will be offset by reductions in staff which will result in part from global site consolidations.

Capital Expenditures

Capital expenditures for each year in the projection period are projected to be greater than they were in 2006 by approximately $6 million. Hybrid and other new product technology investments comprise the majority (51%) of the approximately $20-$25 million per year of projected capital expenditures. The balance (45%) is allocated to maintenance, testing equipment and tooling expenditures related to cost reduction and re-sourcing initiatives.

Taxes and NOLs

Tax liabilities were calculated by taking into account current income and withholding tax rates. Net operating losses were used to the extent allowable after considering Tax Code limitations imposed following an ownership change. The calculation assumes that all available after-tax excess funds are distributed from foreign subsidiaries, and foreign tax credits were used, to the extent allowable, to reduce the tax liability.

Projections

($'s in millions)

FY December 31,	PF LTM 6/30/07 (DIP Closing)	PF LTM 10/31/07 (Exit Closing)	PF 2007E	2008E	2009E	2010E	2011E
Selected Income Statement Data							
Net Sales	$1,223.0	$1,219.2	$1,215.6	$1,289.7	$1,295.4	$1,298.1	$1,305.6
% growth			(3.3%)	6.1%	0.4%	0.2%	0.6%
Gross Profit	108.6	122.9	151.0	210.9	235.7	242.1	244.1
% margin	8.9%	10.1%	12.4%	16.4%	18.2%	18.7%	18.7%
Adjusted EBITDA	78.1	84.3	103.2	102.2	121.8	128.8	134.5
% margin	6.4%	6.9%	8.5%	7.9%	9.4%	9.8%	10.3%
Interest Expense	82.8	82.8	68.4	48.0	45.0	44.0	41.9
Income Tax Expense (Benefit)	1.5	1.5	5.5	9.9	17.3	19.0	27.4
Net Income (Loss) to Common	43.5	43.5	121.4	(19.9)	0.3	(5.2)	(11.6)
Selected Balance Sheet Data							
Cash and Cash Equivalents	20.4	15.0	15.0	15.0	26.2	35.0	35.0
Accounts Receivable	197.0	174.7	165.4	173.5	177.5	179.3	178.5
Inventory	214.6	189.2	181.8	164.0	164.6	163.4	162.1
PP&E - Net	144.3	139.2	136.7	129.7	128.6	129.1	128.8
Accounts Payable	163.7	152.7	149.9	160.3	163.0	163.8	165.8
Capital Expenditures	16.3	20.5	18.2	20.8	23.4	25.0	23.9
Capitalization							
Cash[1]	20.4	15.0	15.0	15.0	26.2	35.0	35.0
Revolver[2]	1.4	32.6	43.5	6.7	0.0	0.0	0.0
First Lien Term Loan	100.0	150.0	150.0	148.6	147.2	128.0	102.8
Rollover Debt[3]	56.3	55.1	54.0	42.0	37.2	35.8	29.9
Second Lien Term Loan	0.0	55.0	55.0	55.0	55.0	55.0	55.0
Third Lien Notes PIK[4]	0.0	100.0	103.2	121.5	121.5	121.5	121.5
Floating Rate Notes	125.0	0.0	0.0	0.0	0.0	0.0	0.0
Liabilities Subject to Compromise	459.6	0.0	0.0	0.0	0.0	0.0	0.0
Total Debt[5]	742.3	392.7	405.7	373.8	360.9	340.3	309.2
Credit Ratios							
First Lien Debt [6] / Adj. EBITDA	*2.0x*	*2.8x*	*2.4x*	*1.9x*	*1.5x*	*1.3x*	*1.0x*
Debt Through Second Lien [6] / Adj. EBITDA	*2.0x*	*3.5x*	*2.9x*	*2.5x*	*2.0x*	*1.7x*	*1.4x*
Total Debt [6] / Adj. EBITDA	*9.5x*	*4.7x*	*3.9x*	*3.7x*	*3.0x*	*2.7x*	*2.3x*
Adj. EBITDA/ Interest Expense	*0.9x*	*1.0x*	*1.5x*	*2.1x*	*2.7x*	*2.9x*	*3.2x*

(1) *Includes $15 million in foreign cash on hand at all times*

(2) *Excludes outstanding letters of credit*

(3) *Comprised of capital leases and foreign debt (includes non-recourse factoring lines)*

[4] *PIK at L+1200 or cash pay at L+950; PIK at L+1200 unless (1) ratio of free cash flow (cash flow from operations plus cash interest minus capex minus schedule principal repayments) to total interest expense for last twelve months period is at least 1.5x and (2) $40 million of minimum availability on ABL Revolver after effect of payment*

[5] *PF LTM 6/30/07 includes the Floating Rate Note, Senior Notes and Senior Subordinated Notes*

[6] *Includes other debt*